Exhibit 99.2

Symyx Technologies, Inc. Stock Option Exchange Program Proposed for Stockholder Approval

I am pleased to announce we are submitting a voluntary Stock Option Exchange Program to our stockholders for approval at our June 16, 2008 annual meeting. This option exchange program is designed to address issues associated with stock options that are significantly underwater. If our stockholders approve the proposal, we will offer eligible Symyx employees the opportunity to exchange eligible stock options for new stock options with a lower exercise price but covering fewer shares.  Members of our Board, our executive officers, consultants and non-U.S. employees will not be able to participate. Again, our stockholders must approve the proposal before we can proceed with the program described below.

The Stock Option Exchange Program will permit our eligible employees to exchange outstanding stock options with exercise prices equal to or greater than $12.00 per share for a reduced number of replacement stock options with an exercise price equal to the fair market value of our common stock at the time of the exchange.  The replacement stock options will be granted under our 2007 Stock Incentive Plan, as amended. The $12.00 threshold is intended to ensure that only outstanding stock options that are substantially “out of the money” are eligible for the Stock Option Exchange Program.  The exchange ratios of shares subject to eligible options cancelled to shares subject to replacement stock options issued will generally range from 2-to-1 to 30-to-1, depending on the exercise price of the original options and our stock price at the time the exchange offer commences.  The replacement stock options will be non-statutory stock options. The term of each replacement stock option shall equal the remaining term of the cancelled option it replaces, and will vest 25% after six months and then monthly for up to two years from the date of the exchange; vesting will be accelerated, if necessary, so that the replacement stock options vest in full not later than one month before their term expires.

Information about the proposed Stock Option Exchange Program is currently available in our preliminary proxy statement filed with the Securities and Exchange Commission. For direct access to the proxy filing, please visit our website at www.symyx.com under the section entitled “Investors” at “SEC Filings” or go to www.sec.gov. Unfortunately, due to SEC regulations, we cannot provide further written information regarding the Stock Option Exchange Program unless the text is also filed with the Securities and Exchange Commission; therefore, we will not be able to communicate any additional information at this time.

I am pleased to share this news with you and look forward to providing more information in the near future.

Isy Goldwasser
Chief Executive Officer

May 1, 2008

The tender offer described in this notice has not yet commenced. Persons who are eligible to participate in the Stock Option Exchange Program should read the Tender Offer Statement on Schedule TO, including the Offer to Exchange and other related materials, when those materials become available because they will contain important information about the Stock Option Exchange Program. Symyx Technologies, Inc. will file the Tender Offer Statement on Schedule TO with the Securities and Exchange Commission upon the commencement of the Stock Option Exchange Program. Symyx Technologies, Inc. stockholders and option holders will be able to obtain these written materials and other documents filed by Symyx Technologies, Inc. with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission's website at www.sec.gov.